UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________________________

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

 ____________________________________________

ANADIGICS, Inc.

(Name of Subject Company)

  ____________________________________________

ANADIGICS, Inc.

(Name of Person Filing Statement)

  ____________________________________________

Common Stock, par value $0.01 per share

(Title of Class of Securities)

032515108

(CUSIP Number of Class of Securities)

 ____________________________________________

 Ronald L. Michels

Chairman and Chief Executive Officer

ANADIGICS, Inc.

141 Mt. Bethel Road

Warren, New Jersey 07059

(908) 668-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

W. Raymond Felton

Greenbaum, Rowe, Smith & Davis LLP

P.O. Box 5600

Woodbridge, New Jersey 07095

(908) 549-5600

____________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 ("Amendment No. 9") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Anadigics, Inc. ("ANADIGICS" or the "Company") with the Securities and Exchange Commission (the "SEC") on November 24, 2015; Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 7, 2015; Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 16, 2015; Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 18, 2015; Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 23, 2015; Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 24, 2015; Amendment No. 6 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 30, 2015; Amendment No. 7 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 31, 2015; and Amendment No. 8 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on January 6, 2016 (as amended, the "Schedule 14D-9"). The Schedule 14D-9 relates to the tender offer by Aloha Acquisition Sub, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Aloha Holding Company, Inc., a Delaware corporation ("Parent"), which is a wholly-owned subsidiary of GaAs Labs, LLC, a California limited liability company (“GaAs Labs” and together with Purchaser and Parent, the “Offerors”), to purchase all of the outstanding shares of the Company's common stock, $0.01 par value per share, at a purchase price of $0.35 per share, net to the seller in cash without any interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 24, 2015, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on November 24, 2015 (as amended and supplemented from time to time, the "Schedule TO"), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 9. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the last paragraph under the heading "The Solicitation or Recommendation—Background of the Offer and the Merger" on page 17 of the Schedule 14D-9:

“GaAs Labs delivered to the Company, on January 7, 2016, two proposed further amendments to the Merger Agreement. The first proposed amendment, among other things, if approved by the Company’s Board of Directors, would have amended the Merger Agreement to increase the Termination Fee (as defined in the Merger Agreement). If the first proposed amendment were approved by the Company’s Board of Directors, GaAs Labs proposed a second amendment to increase the per Share offer price to $0.62 net in cash (the "January 7, 2016 Conditional Proposed Amended GaAs Labs Merger Agreement").

“As announced by the Company on January 6, 2016, an Excluded Party (“Party A”) had submitted an offer, dated January 5, 2016 which increased Party A’s offer price to $0.62 per Share net in cash and had been designated by the Company’s Board of Directors as a Superior Offer. On January 11, 2016, Party A delivered to the Company a further amended proposed merger agreement that, subject to the terms thereof, offers to acquire all of the outstanding shares of ANADIGICS common stock on a fully diluted basis for an increased per Share price of $0.66 net in cash, pursuant to an all-cash tender offer and second-step merger ("Party A's January 11, 2016 Proposed Amended Merger Agreement").

“On January 8, 2016, another Excluded Party ("Party B"), whose January 5, 2016 proposed merger agreement was referenced in the Company's January 6, 2016 announcement, delivered to the Company two alternative further revised proposed merger agreements pursuant to which Party B offered, subject to the varying terms thereof, to acquire all of the outstanding shares of ANADIGICS common stock on a fully diluted basis for either $0.68 per Share net in cash or $0.70 per Share net in cash, respectively, pursuant to an all-cash tender offer and second-step merger ("Party B's January 8, 2016 Proposed Amended Merger Agreement"). However, Party B's January 8, 2016 Proposed Amended Merger Agreement fails to include certain material terms and conditions requested by the Company for the protection of the Company and its stockholders. While the Company continues to negotiate with Party B concerning certain material terms and conditions that the Company has requested be included in Party B's January 8, 2016 Proposed Merger Agreement, there can be no assurance that the Company and Party B will reach agreement on those terms and conditions or, if they do, that any further amended proposed merger agreement that Party B may deliver to the Company will be deemed acceptable to the Company's Board of Directors.

“After consulting with its financial and legal advisors concerning the January 7, 2016 Conditional Proposed Amended GaAs Labs Merger Agreement, Party A's January 11, 2016 Proposed Amended Merger Agreement and Party B's January 8, 2016 Proposed Amended Merger Agreement, the Company's Board of Directors has unanimously determined that Party A's January 11, 2016 Proposed Amended Merger Agreement, offering a per Share price of $0.66 net in cash, constitutes a Superior Offer.

“In accordance with the terms of the Merger Agreement, ANADIGICS has notified GaAs Labs of Party A's January 11, 2016 Proposed Amended Merger Agreement and the determination of the Company's Board of Directors that Party A's January 11, 2016 Proposed Merger Agreement constitutes a Superior Offer under the Merger Agreement and the Board’s intention to effect a change of recommendation and to terminate the Merger Agreement. As provided in the Merger Agreement, GaAs Labs has two (2) business days in which to deliver to the Company an acquisition proposal that would cause Party A's January 11, 2016 Proposed Amended Merger Agreement to no longer constitute a Superior Offer during which period the Board may not change its recommendation nor terminate the Merger Agreement.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(a)(5)(H)

Press Release issued by the Company on January 12, 2016 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on January 12, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANADIGICS, Inc.

By:	/s/ Ronald L. Michels
	Name:	Ronald L. Michels
	Title:	Chairman and Chief Executive Officer

Dated: January 12, 2016

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